Exhibit 99.17

CONSENT OF KEVIN LUTES

The undersigned hereby consents to the references to, and the information derived from, the technical report with an effective date of February 13, 2022, entitled “Form 43-101F1 Technical Report Feasibility Study, Elko County, Nevada”, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Current Report on Form 6-K of Gold Standard Ventures Corp. (the “Company”) filed with the United States Securities and Exchange Commission (the “SEC”) on March 14, 2022, the Annual Report on Form 40-F of the Company dated March 29, 2022 being filed with the SEC, and the registration statements on Form F-10 (No. 333-248661) and Form S-8 (No. 333-225533) of the Company filed with the SEC, and any amendments thereto.

Dated: March 29, 2022	/s/ Kevin Lutes
Kevin Lutes, PE